SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 5, dated April 4, 2005, of Blocklisting Six Monthly Return.

                                                              SCHEDULE 5

                                                    BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Sharesave Scheme

3. Period of return:

From        1 October 2004                            To     31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,925,337 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

1,925,337 ordinary shares of 50p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000,000 + 10,000,000 + 2,000,000 = 52,000,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,865,343,685 ordinary shares of 50p each

Contact for queries

Name               Alan McCulloch

Address            Scottish Power plc
                   Avondale House, Phoenix Crescent
                   Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone          01698 396414

Person making the return

Name               Alan McCulloch

Position           Assistant Secretary

Signature

The FSA does not give any  express  or implied  warranty  as to the  accuracy  of this  document  or  material  and does not accept any liability for error or omission.  The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits)  arising in  contract,  tort or  otherwise  from the use of or  inability  to use this  document,  or any  material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                              SCHEDULE 5

                                                    BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Executive Share Option Scheme

3. Period of return:

From        1 October 2004                            To     31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

167,563 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

698

6. Balance under scheme not yet issued / allotted at end of period

166,865

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,600,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,865,343,685

Contact for queries

Name               Alan McCulloch

Address            Scottish Power plc
                   Avondale House, Phoenix Crescent
                   Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone          01698 396414

Person making the return

Name               Alan McCulloch

Position           Assistant Secretary

Signature

The FSA does not give any  express  or implied  warranty  as to the  accuracy  of this  document  or  material  and does not accept any liability for error or omission.  The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits)  arising in  contract,  tort or  otherwise  from the use of or  inability  to use this  document,  or any  material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                              SCHEDULE 5

                                                    BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

PacifiCorp Stock Incentive Plan

3. Period of return:

From        1 October 2004                            To     31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,957,968

5. Number of shares issued / allotted under scheme during period:

450,656

6. Balance under scheme not yet issued / allotted at end of period

1,507,312

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,000,000,+ 1,500,000 = 5,500,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,865,343,685

Contact for queries

Name               Alan McCulloch

Address            Scottish Power plc
                   Avondale House, Phoenix Crescent
                   Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone          01698 396414

Person making the return

Name               Alan McCulloch

Position           Assistant Secretary

Signature

The FSA does not give any  express  or implied  warranty  as to the  accuracy  of this  document  or  material  and does not accept any liability for error or omission.  The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits)  arising in  contract,  tort or  otherwise  from the use of or  inability  to use this  document,  or any  material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                              SCHEDULE 5

                                                    BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Employee Share Ownership Plan

3. Period of return:

From        1 October 2004                            To     31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

826,009 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

1,374,159

6. Balance under scheme not yet issued / allotted at end of period

4,451,850

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 + 5,000,000 + 5,000,000 + 5,000,000 (listed on 5 January 2005) = 18,000,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,865,343,685 ordinary shares of 50p each

Contact for queries

Name               Alan McCulloch

Address            Scottish Power plc
                   Avondale House, Phoenix Crescent
                   Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone          01698 396414

Person making the return

Name               Alan McCulloch

Position           Assistant Secretary

Signature

The FSA does not give any  express  or implied  warranty  as to the  accuracy  of this  document  or  material  and does not accept any liability for error or omission.  The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits)  arising in  contract,  tort or  otherwise  from the use of or  inability  to use this  document,  or any  material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                               SCHEDULE 5

                                                    BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

Pursuant to conversion of the US$7,000,000,000 Step-up Perpetual Subordinated Guaranteed Convertible
Bonds of Scottish Power Finance (Jersey) Limited

3. Period of return:

From        1 October 2004                            To     31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

90,706,000 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

90,706,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

90,709 admitted on 14 July 2003 + 90,615,291 admitted on 23 July 2003 = 90,706,000 ordinary shares of
50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,865,343,685 ordinary shares of 50p each

Contact for queries

Name               Alan McCulloch

Address            Scottish Power plc
                   Avondale House, Phoenix Crescent
                   Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone          01698 396414

Person making the return

Name               Alan McCulloch

Position           Assistant Secretary

Signature

The FSA does not give any  express  or implied  warranty  as to the  accuracy  of this  document  or  material  and does not accept any liability for error or omission.  The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits)  arising in  contract,  tort or  otherwise  from the use of or  inability  to use this  document,  or any  material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 4, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary